
11007962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period ____________ to ____________

Commission file number: 333-121459

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Cintas Partners' Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737



CONTENTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS' PLAN

Date: June 24, 2011

By: /s/ Michael A. Womack
Michael A. Womack,
Vice President, Human Resources

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-121459) pertaining to the Cintas Corporation Partners' Plan of our report dated June 24, 2011, with respect to the financial statements and schedule of the Cintas Corporation Partners' Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

Ernst + Young LLP

Cincinnati, Ohio
June 24, 2011

FINANCIAL STATEMENTS

Cintas Corporation Partners' Plan
December 31, 2010 and 2009 and
Year Ended December 31, 2010
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP



Cintas Corporation Partners' Plan

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009 and Year Ended December 31, 2010

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Cintas Corporation Partners' Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 24, 2011

1103-1243803

Cintas Corporation Partners' Plan

Statements of Net Assets Available for Benefits

	December 31	
	2010	**2009**
Assets		
Cash	**$ 108,266**	$ 72,751
Investments, at fair value:		
Interest-bearing cash	**10,396,307**	10,150,147
Cintas Corporation common stock	**73,527,614**	66,993,774
Shares of common/collective trust	**135,076,700**	137,122,488
Shares of registered investment companies	**408,221,859**	339,114,845
Total investments, at fair value	**627,222,480**	553,381,254
Receivables:		
Notes receivable from participants	**23,336,529**	21,434,001
Participant contributions	**865,349**	1,450,115
Interest income and dividends	**2,377,496**	868,330
	26,579,374	23,752,446
Net assets available for benefits	**$ 653,910,120**	$ 577,206,451

See accompanying notes.

Cintas Corporation Partners' Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions	
Investment income:	
Interest and dividends	$ 8,486,843
Net appreciation in fair value of investments	50,203,267
Total investment income	58,690,110
Interest income on notes receivable from participants	1,128,818
Contributions:	
Employer	19,697,652
Participants	48,982,916
Rollovers	686,894
Other	2,038,939
Total additions	131,225,329
Deductions	
Benefit payments	52,842,815
Administrative expenses	1,678,845
Total deductions	54,521,660
Net increase	76,703,669
Net assets available for benefits at the beginning of the year	577,206,451
Net assets available for benefits at end of year	$ 653,910,120

See accompanying notes.

Cintas Corporation Partners' Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the Cintas Corporation Partners' Plan (the Plan) provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions.

General

Cintas Corporation (the Company) established the Plan on June 1, 1991, upon the merger of the Profit Sharing Plan of the Company and the Cintas Corporation Employee Stock Ownership Plan (ESOP). Effective June 1993, the Plan was amended to enable United States employees of the Company (the Participants) to make voluntary pre-tax contributions.

The Plan is a defined-contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company currently administers the Plan, and Fifth Third Bank serves as the Plan trustee.

Eligibility and Participation

The participants are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service. The participants are eligible to participate in all other portions of the Plan after reaching 1,000 hours of service and will receive an allocation of the Company's contributions made as of the end of the fiscal year (May 31) provided they work at least 1,000 hours during the preceding Plan year and are employed with the Company on the last day of the Company's fiscal year.

Contributions

A Participant is permitted to make voluntary pre-tax contributions to the Plan in any whole percent of the Participant's annual compensation from 1% to 75%. At its discretion, the Board of Directors of the Company may authorize a matching contribution of the Participants' pre-tax contributions.

1. Description of the Plan (continued)

A Participant may rollover proceeds of a lump sum distribution from another qualified plan, or transfer proceeds of a distribution from certain individual retirement accounts into the Participant's account. The Company's profit sharing and ESOP contributions are allocated to the profit sharing contributions account and the ESOP contributions account, respectively, and are made at the discretion of the Company's Board of Directors. All contributions are subject to certain limitations of the Code.

Participant Accounts

Each Participant's account is credited with the Participant's voluntary pre-tax contribution and an allocation of (i) the Company's profit sharing contribution, (ii) the Company's ESOP contribution, (iii) the Company's matching contribution, (iv) forfeitures from the profit sharing, 401(k) matching, and ESOP accounts, and (v) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for (iii) is equal to the eligible Participant's pre-tax contributions multiplied by the matching contribution percentage, if any, determined by the Board of Directors each year. The allocation for the profit sharing and ESOP portion of (iv) is based upon the ratio of each Participant's eligible compensation to the total eligible compensation, provided that the Participant is eligible to receive a profit sharing or an ESOP allocation. The allocation for the 401(k) matching portion of (iv) is based upon the ratio of a Participant's 401(k) contributions to the total 401(k) contributions, provided that the Participant is eligible to receive a matching contribution. The allocation for (v) is based upon the ratio of each Participant's account value to the total value within the respective fund as of the valuation date.

Forfeitures

Forfeitures totaled $261,001 and $677,033 for the years ended December 31, 2010 and 2009, respectively, within the Plan. These funds may be used at the discretion of the Company, first to restore forfeitures of Participants who are re-employed, and next, to make administrative corrections and offset the cost of administration of the Plan. Thereafter, any remaining forfeitures may be allocated as described above in (iv). There were no reallocations of forfeitures for the years ended December 31, 2010 and 2009, respectively.

1. Description of the Plan (continued)

Investment Elections

The ESOP's only investment option is the Company's common stock. The Company's Board of Directors determines the contribution made to the ESOP. The Plan allows Participants to direct their ESOP investment into one or more of the investment options described below once they have vested in their ESOP contribution. The Plan allows the Participants to direct their 401(k) pre-tax, after-tax, matching, rollover, and profit sharing contributions into one or more of the following investment options.

The *Fifth Third Stable Value Fund* is a common/collective trust that seeks to provide a stable rate of return while preserving principal. Stable value funds typically invest in contracts, primarily from insurance companies, that specify a given rate of return. The types of securities most usually held in stable value funds are shorter-term, higher-quality, fixed income securities.

The *PIMCO Total Return Fund* is a registered investment company and seeks to provide total return consistent with preservation of capital strategies. The fund normally invests at least 65% of its assets in equity securities with the remaining 35% in fixed income securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

The *PIMCO Investment Grade Corp Bond Fund* is a registered investment company and seeks to maximize return and minimize risks consistent with preservation of capital strategies by investing in high-quality corporate bonds. The fund normally invests at least 80% of assets in a diversified portfolio of investment-grade corporate fixed income securities of varying maturities.

The *PIMCO Real Return Fund* is a registered investment company and seeks to provide a return in excess of inflation by investing in U.S. Treasury Inflation Protection Securities, which are government bonds that provide a return linked to the rate of U.S. inflation as measured by the Consumer Price Index.

The *Barclays LifePath Family of Funds (Barclays Lifepath Retirement Fund, Barclays Lifepath 2020 Fund, Barclays Lifepath 2030 Fund, Barclays Lifepath 2040 Fund, and Barclays Lifepath 2050 Fund*) are registered investment companies (mutual funds) and seek long-term capital appreciation by investing in a portfolio that gradually shifts from a greater concentration of higher-risk investments (primarily equity securities) to a greater concentration of lower-risk investments (generally fixed income securities and cash instruments) as retirement age approaches.

1. Description of the Plan (continued)

The *American Mutual Fund* is a registered investment company (mutual fund) and seeks to provide current income and growth of capital while preserving principal. The fund invests primarily in common stocks, securities convertible into common stocks, nonconvertible preferred stocks, U.S. government securities, investment-grade corporate (BBB and above) bonds and cash.

The *American Funds Washington Mutual Fund* is a registered investment company (mutual fund) and seeks income and the opportunity for growth of principal. The fund seeks to be at least 95% invested in equity securities. The fund invests in equity securities that meet strict standards evolving from requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds.

The *Fifth Third Quality Growth Fund* is a registered investment company (mutual fund) and seeks capital growth. The fund normally invests at least 65% of its assets in equity securities of high-quality growth companies. The equity securities are selected on the basis of historical and projected dividend and earnings growth, debt-to-capital ratios, and quality of management.

The *Fifth Third Equity Index Fund* is a registered investment company (mutual fund) that seeks long-term capital appreciation through replicating the holdings within the Standard & Poor's (S&P) 500 Index. Management of the fund attempts to mirror the transactions within the S&P 500 while buying and selling at the best available market prices.

The *Artisan Mid Cap Fund* is a registered investment company (mutual fund) and seeks long-term capital growth. The fund primarily invests in equity securities of mid-size companies. The fund also seeks companies that have or are developing franchise characteristics, and that it believes to be undervalued.

The *American Europacific Growth Fund* is a registered investment company (mutual fund) and seeks long-term capital appreciation by investing in equity securities outside of the United States, including Europe and Asia. This large blend fund invests in a variety of large international equity securities and money market securities.

The *T. Rowe Price Small Cap Stock Fund* is a registered investment company (mutual fund) and invests in small cap equity securities within the U.S. Companies considered small cap equity securities are those with a total market value below $2 billion. Typically, the portfolio consists of small cap companies that offer superior growth in earnings coupled with an attractive market price.

1. Description of the Plan (continued)

The *Vanguard Federal Money Market Fund* is a money market account and seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests primarily in short-term fixed income securities issued by U.S. government agencies.

The *Cintas Corporation Common Stock Fund* invests in common stock of the Company. Fifth Third Bank makes purchases of the Company's common stock for this fund either on the open market or directly from the Company. Fifth Third Bank determines when to purchase the Company's common stock for the fund. Until purchases are made, contributions are held in cash. The Participants, through a proxy, direct Fifth Third Bank how to vote on this common stock.

Benefits and Vesting

The benefits to which the Participants are entitled cannot exceed the value of the Plan's net assets. Employee pre-tax contributions, rollover contributions, and Plan earnings thereon vest immediately. Participants' vesting in their ESOP contributions account and profit sharing contributions account changed effective with the plan year ending December 31, 2007. For contributions related to Plan years ending December 31, 2006 and prior, participants are 100% vested after five years of service with no partial vesting. For contributions related to Plan years ending December 31, 2007 and thereafter, participants are 100% vested after three years of service with no partial vesting. A Participant is vested in his or her Company matching contribution account with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

1. Description of the Plan (continued)

Participant Loans

The participants may borrow, from their 401(k) funds, a minimum of $500 up to a maximum of the lesser of 50% of the fair market value of the Participant's pre-tax contributions account, rollover contributions account, and vested transfer contributions account or $50,000 less the Participant's highest outstanding loan balance during the 12 month period immediately preceding the date of the loan. Loans bear interest at a rate of 1% over the Wall Street Journal prime rate and loan terms are not be less than six months nor greater than five years. The balance in the Participant's account secures the loans.

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

Payment of Benefits

On termination of service, a Participant may receive a lump sum amount of his/her 401(k) contributions, including the Participant's pre-tax, rollover, after-tax, and transfer contributions, as soon as administratively practicable after the Participant has been separated from the Company.

A Participant may receive a lump sum amount of the vested portions of his/her ESOP contribution account, profit sharing contribution account, and Company matching contribution account as soon as administratively practical after he/she has been separated from the Company if one of the following applies: (i) the Participant is age 55 or older; (ii) the Participant has 15 or more years of credited service; or (iii) the Participant's total vested Company contributions and earnings are $5,000 or less. If none of the above apply, the Participant is eligible to receive his/her ESOP contributions account, profit sharing contribution account, and Company matching contribution account after the Participant has been separated from the Company for a period of one year, or after the Participant reaches age 55, whichever is earlier.

The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account (i) in monthly, quarterly, semi-annual, or annual installment payments over a period less than 10 years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his/her ESOP contributions account in full shares of the Company's common stock.

1. Description of the Plan (continued)

Benefit payments requested prior to December 31, 2010 and 2009, but that were not paid out until after year-end totaled $200,185 and $241,989, respectively, and are attributable to the standard processing time of distributing benefit payments.

Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements*, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan's net assets available for benefits or its changes in net assets available for benefits.

2. Significant Accounting Policies (continued)

In September 2010, the FASB issued ASU 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans* (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Payment of Benefits

Benefits are recorded when paid.

2. Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments, at Fair Value

Investments held by the Plan are stated at fair value. Net realized and unrealized appreciation related to investments is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments. Purchase and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

Fair Value Measurements

The Plan follows the provisions of FASB ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. ASC 820 defines a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

2. Significant Accounting Policies (continued)

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumption in fair value measurements, and as noted above, ASC 820 defines a three-level fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participants.

The fair value hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – Inputs utilize quoted market prices in active markets for identical assets or liabilities that the Plan has the ability to access.
- Level 2 – Inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset and liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.
- Level 3 – Inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, were as follows:

	2010	2009
Investments, at fair value:		
Shares of common/collective trust:		
Fifth Third Stable Value Fund	**$ 135,076,700**	$ 137,122,488
Cintas Corporation common stock:		
Cintas Corporation Common Stock Fund	**73,527,614**	66,993,774
Shares of registered investment companies:		
American Europacific Growth Fund	**42,481,742**	40,627,898
American Funds Washington Mutual Fund	**(a)**	34,866,791
American Mutual Fund	**39,270,133**	(a)
Artisan Mid Cap Fund	**44,944,590**	30,332,636
Barclays Lifepath 2020 Fund	**(b)**	29,955,093
Barclays Lifepath 2030 Fund	**42,080,904**	34,019,094
Barclays Lifepath 2040 Fund	**39,218,518**	31,946,523
Fifth Third Equity Index Fund	**(b)**	29,126,091
T. Rowe Price Small Cap Stock Fund	**34,149,433**	(b)
PIMCO Total Return Fund	**41,120,189**	43,391,028

(a) Investment was not an investment option of the Plan in the respective Plan year and therefore was less than 5%.

(b) Fair value of investment did not equal or exceed 5% of the Plan's net assets available for benefits in the respective Plan year.

The Plan's investments (including investments bought, sold, and held during the year ended December 31, 2010), appreciated in value as follows:

Cintas Corporation common stock	$ 4,993,226
Shares of common/collective trust	2,172,978
Shares of registered investment companies	43,037,063
	$ 50,203,267

4. Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash	$ 108,266	$ –	$ –	$ 108,266
Investments:				
Interest-bearing cash	–	10,396,307	–	10,396,307
Cintas Corporation common stock	73,527,614	–	–	73,527,614
Shares of registered investment companies:				
Lifecycle funds	143,704,269	–	–	143,704,269
Fixed income funds	49,709,684	–	–	49,709,684
U.S. equity funds	172,326,164	–	–	172,326,164
International equity funds	42,481,742	–	–	42,481,742
Shares of common/ collective trust:				
Stable value fund	–	135,076,700	–	135,076,700
Total investments	481,749,473	145,473,007	–	627,222,480
Total	$481,857,739	$ 145,473,007	$ –	$ 627,330,746

4. Fair Value Measurements (continued)

	2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash	$ 72,751	$ –	$ –	$ 72,751
Investments:				
Interest-bearing cash	–	10,150,147	–	10,150,147
Cintas Corporation common stock	66,993,774	–	–	66,993,774
Shares of registered investment companies:				
Lifecycle funds	115,950,383	–	–	115,950,383
Fixed income funds	47,550,858	–	–	47,550,858
U.S. equity funds	134,985,706	–	–	134,985,706
International equity funds	40,627,898	–	–	40,627,898
Shares of common/ collective trust:				
Stable value fund	–	137,122,488	–	137,122,488
Total investments	406,108,619	147,272,635	–	553,381,254
Total	$406,181,370	$147,272,635	$ –	$ 553,454,005

The following is a description of the valuation methods used for assets measured at fair value.

- *Interest-bearing cash:* The fair value of this investment is based on the actual observable value of the underlying money market funds and is priced daily at the close of business. Inputs are based on broker/dealer quotations and the valuation technique is a market approach.

- *Cintas Corporation common stock*: The fair value of these securities is based on observable market quotations of the Company's stock and priced on a daily basis at the close of business.

- *Shares of registered investment companies:* The fair value of these securities is based on observable market quotations for the actual underlying funds and is priced on a daily basis at the close of business.

4. Fair Value Measurements (continued)

- *Shares of common/collective trust:* The fair value of investments in the common/collective trust is estimated based on the fair value of the underlying securities in the fund as reported by the issuer of the fund. The fair value in this investment category has been estimated using the net asset value per share which represents a market approach valuation technique. There are no restrictions on the redemption of the shares of this investment at the reporting date or in any future period. See Note 1 for a description of the significant investments within the common/collective trust.

5. Related-Party Transactions

Certain of the Plan's investments are shares of common/collective trust and shares of registered investment companies managed by Fifth Third Bank, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 17, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended (and/or restated). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended (and/or restated), is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, the Participants will become 100% vested in their Participant accounts.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Cintas Corporation Partners' Plan

EIN: 31-1188630 Plan: 006

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares, or Par Value		Current Value
Interest-bearing cash			
Vanguard Federal Money Market Fund	848,244	shares	$ 8,537,934
Fifth Third Banksafe Trust*	1,819,661	shares	1,819,661
Fifth Third Prime Money Market Fund*	38,712	shares	38,712
			10,396,307
Cintas Corporation common stock			
Cintas Corporation Common Stock Fund*	2,629,742	shares	73,527,614
Shares of common/collective trust			
Fifth Third Stable Value Fund*	10,762,157	shares	135,076,700
Shares of registered investment companies (mutual funds)			
American Mutual Fund	1,559,576	shares	39,270,133
Artisan Mid Cap Fund	1,336,443	shares	44,944,590
Barclays Lifepath Retirement Fund	1,706,105	shares	19,705,510
Barclays Lifepath 2020 Fund	2,053,545	shares	32,692,434
Barclays Lifepath 2030 Fund	2,876,343	shares	42,080,904
Barclays Lifepath 2040 Fund	2,205,766	shares	39,218,518
Barclays Lifepath 2050 Fund	538,295	shares	10,006,903
American Europacific Growth Fund	1,045,576	shares	42,481,742
Fifth Third Quality Growth Fund*	1,344,198	shares	21,480,278
Fifth Third Equity Index Fund*	1,405,527	shares	32,481,730
T. Rowe Price Small Cap Stock Fund	998,521	shares	34,149,433
PIMCO Total Return Fund	2,694,701	shares	41,120,189
PIMCO Real Return Fund	172,710	shares	3,047,852
PIMCO Investment Grade Corp Bond Fund	293,725	shares	5,541,643
			408,221,859
Participant loans*	Interest rates ranging from 4.25 – 9.25%		23,336,529
			$ 650,559,009

* Indicates party-in-interest to the Plan.

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